Exhibit 99.1

Medigus: ScoutCam Announced Private Placement of $20 Million from Institutional Investors

OMER, Israel, March 24, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that ScoutCam Inc (OTCQB:SCTC), Medigus’ subsidiary and a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, announced a private placement of $20,000,000 from first tier Israeli institutional investors. The closing of the private placement is expected to occur by March 31, 2021. In connection with the private placement, the board of directors of ScoutCam' resolved to take steps to promote the uplisting to the Nasdaq Stock Market.

Net proceeds of the offering will be used by ScoutCam to further advance its innovative products and technology in the medical device sector and into the fields of maintenance and predictive maintenance, a critical pillar of Industry 4.0.

As part of the private placement, ScoutCam will issue the investors 22,222,223 shares of common stock at a price of $0.9 and 22,222,223 warrants to purchase shares of common stock at an exercise price per share of $1.15.

Barak Capital Underwriting acted as the placement agent in connection with the offering.

The private placement securities have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About ScoutCam

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries. For more information please visit www.scoutcam.com.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing ScoutCam’s closing of the private placement or the uplisting of ScoutCam’s securities. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the ScoutCam’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and ScoutCam are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com